

July 9, 2015

Via E-mail
Michael Smith
Chief Financial Officer
Raptor Pharmaceutical Corp.
7 Hamilton Landing
Suite 100
Novato, California  94949

**Re:      Raptor Pharmaceutical Corp.**
**Form 10-K for the Fiscal Year Ended December 31, 2014**
**Filed March 2, 2015**
**Form 10-Q for the Quarterly Period Ended March 31, 2015**
**Filed May 7, 2015**
**File No. 000-25571**

Dear Mr. Smith:

We have reviewed your filings and have the following comments.  In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2014

Management's Discussion and Analysis
Revenue Recognition and Accounts Receivable, page 54

1.  We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. Please provide us proposed disclosure to be included in future periodic reports to address the following:
    *   Nature and amount of each reduction to gross sales for each period presented, and
    *   Include a roll forward for each estimate for each period presented showing the following:

  o Beginning balance,
  o Current provision related to sales made in current period,
  o Current provision related to sales made in prior periods,
  o Actual returns or credits in current period related to sales made in current period,
  o Actual returns or credits in current period related to sales made in prior periods, and
  o Ending balance.

Contractual Obligations, page 63

2. Provide us proposed disclosure to be included in future periodic reports that includes contractual interest payments. In addition, consider disclosing an estimate of the percentage of product revenue required to be paid in the table with an explanation of your assumptions regarding estimated amounts in a related footnote.

Notes to Consolidated Financial Statements
Other Income, page F-14

3. You recorded other income of $2.3 million related to disgorgement of alleged short-swing profits under Section 16(b) of the Securities Exchange Act of 1934 from a stockholder. Tell us why recognizing income for this amount is appropriate and why it should not have been recognized in shareholders' equity as a capital transaction. Also, tell us how you have classified this amount on the statement of cash flows and your basis for that classification.

Form 10-Q for the quarterly period ended March 31, 2015

Statement of Cash Flows, page 5

4. Accounts receivable increased $3.4 million in the three months ended March 31, 2015. Days' sales in accounts receivable based on the most recent quarter's sales increased to 48 days at March 31, 2015 compared to 39 days at December 31, 2014. Provide us proposed disclosure to be included in future periodic reports that explains why days' sales in accounts receivable increased.

Research and Development Expenses, page 23

5. Describe in more detail the nature of expenses included in the line item captioned "Process and manufacturing development" of $4.6 million. Tell us why these expenses are classified as research and development with reference to the supporting authoritative literature.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Sharon Blume, Accounting Branch Chief at (202) 551-3474 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant